SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.: 6)*


NAME OF ISSUER:                     Phillips Petroleum Company

TITLE OF CLASS OF SECURITIES:       Common Stock

CUSIP NUMBER:                       718507106

     Check the  following  [space] if a fee is being  paid with this  statement:
N/A. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

                                Page 1 of 4 Pages
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                                       13G

CUSIP No.: 718507106


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vanguard Fiduciary Trust Company, Trustee of the Phillips Petroleum Company Grantor Trust

2.       CHECK THE APPROPRIATE [LINE]IF A MEMBER OF A GROUP

         Not Applicable               A.                      B.
                                                                -

3.       SEC USE ONLY


4.       CITIZENSHIP OF PLACE OF ORGANIZATION


(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.       SOLE VOTING POWER

                           None

6.       SHARED VOTING POWER

                           35,470,486 Shares

7.       SOLE DISPOSITIVE POWER

                           None

8.       SHARED DISPOSITIVE POWER

                           35,470,486 Shares


                                    Page 2 of 6 Pages

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                                       13G

CUSIP No.: 718507106

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           35,470,486 Shares


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           N/A


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           9.303%

12.      TYPE OF REPORTING PERSON

                           EP

                                    Page 3 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                        UNDER THE SECURITIES ACT OF 1934
                                  ------------

Check the following [line] if a fee is being paid with this statement N/A

ITEM 1 (A) - NAME OF ISSUER

                           Phillips Petroleum Company

ITEM 1 (B) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICERS:

                           1237 Adams Building, Bartlesville, OK  74004

ITEM 2 (A) - NAME OF PERSON FILING:

This filing is made by Vanguard Fiduciary Trust Company on behalf of the Phillips Petroleum Company Grantor Trust.

ITEM 2 (B) - ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           500 Admiral Nelson Blvd.
                           Malvern, PA 19355

ITEM 2 (C) - CITIZENSHIP

Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

ITEM 2 (D) - TITLE OF CLASS OF SECURITIES

                           Common Stock

ITEM 2 (E) - CUSIP NUMBER

                           718507106

ITEM 3 - TYPE OF FILING:

     This statement is being filed pursuant to Rule 13d-1(b), or 13d-2(d), check whether the person filing is a:

               (f)  X Employee Benefit Plan. --

                                Page 4 of 6 Pages
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ITEM 4 - OWNERSHIP:

         (a) Amount Beneficially Owned:

                           35,470,486 Shares

         (b) Percent of Class:

                           9.303%

         (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: None

               (ii) shared  power  to vote or to  direct  the  vote:  35,470,486
                    Shares*

               (iii) sole power to dispose or to direct the disposition of: None

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    35,470,486 Shares**

* Each participant holding shares of Common Stock in the Trust shall instruct the Trustee how to vote the shares of Company Stock attributable to such participant's account, whether or not vested. The Trustee, itself or by proxy, shall vote shares of Common Stock attributable to such participants accounts in accordance with the instruction of such participants. If, within five business days prior to any vote of stockholders, the Trustee has not received insturctions from such participants with respect to any shares of Company Stock in their accounts, the Trustee may vote such shares at such meeting in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law.

** Shares of Common Stock in the Trust are held in various accounts, allocated by the source of contribution (employer, the predecessor to the employer or the employee) and may be disposed of by the Plan or the Trustee only in accordance with the terms of the Trust.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not Applicable

                                Page 5 of 6 Pages


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                            Not Applicable

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE: FEBRUARY 14, 2001


                                VANGUARD FIDUCIARY TRUST COMPANY, AS TRUSTEE FOR
                                        PHILLIPS PETROLEUM COMPANY GRANTOR TRUST


                                            BY:_______________________________
                                          NAME:  JOSEPH DIETRICK
                                         TITLE: ASSISTANT SECRETARY


                                Page 4 of 4 Pages

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